Exhibit 99.1

Silicom Launches Edge AI Product Line and Announces Partnership with Hailo

- 1st product released today: already in discussions and POCs with potential customers -

KFAR SAVA, Israel – July 6, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced the first in a new line of Edge AI products, the first fruit of a new partnership that it has formed with Hailo, a leading Artificial Intelligence (AI) chipmaker.

The new product line integrates Hailo's AI-accelerators into Silicom’s existing Edge platforms, thereby solving performance challenges for Edge AI use cases. As a result, Silicom’s products will be able to offer visual processing and AI inference at the edge at a uniquely attractive price/performance ratio.

“We are excited to bring this powerful new Edge AI solution, our first AI-focused product, to the market,” commented Liron Eizenman, Silicom’s CEO. “By integrating Hailo’s groundbreaking chips into our products, we are making it cost-effective to move behavior analytics, human intrusion detection, facial recognition and vehicle analytics to the edge. This will help our customers unlock new use cases and provide new revenue streams and more value to their customers. In fact, we are already engaged in POCs and in discussions with customers on different use cases.”

Hailo’s Chief Technology Officer Avi Baum added, “By integrating Hailo’s top performing AI accelerators into Silicom's Edge platforms, we can deliver unmatched AI inference performance, enabling real-time decision-making and advanced object detection and classification at the Edge. The wide range of Silicom Edge products empowered by the Hailo AI accelerators provides coverage for many Edge AI use cases.”

Mr. Eizenman continued, “Our partnership with Hailo is the first step in our AI journey and demonstrates our commitment to the Edge market, which we view as a primary growth driver. This partnership adds a whole new range of Edge use cases to the long and growing list of those we already address. We are excited about the opportunity that is being created by the meteoric growth of AI - and especially its need to solve training and inference networking problems in order to fully deliver on its promise.”

About Hailo
Hailo, an AI-focused chipmaker, is developing specialized AI processors that enable data center-class performance on edge devices. Hailo’s processors are the product of a rethinking of traditional computer architecture, enabling smart devices to perform sophisticated deep learning tasks such as object detection and segmentation in real-time, with minimal power consumption, size, and cost. The processors are designed to fit into a multitude of smart machines and devices, impacting a variety of sectors including automotive, security, industry 4.0, and retail.

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing, sales & marketing, development and customer support activities, the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economy uncertainty  which may impact customer demand through their exercising greater caution and selectivity with their short-term IT investment plans, as well as those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com